                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.   20549




(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                       OR


[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________ to_________


Commission file numbers 2-90702, 33-18202, 33-55986 and 33-56101
                        ----------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer name below:



                               ECOLAB SAVINGS PLAN




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                   ECOLAB INC.
                               370 N. Wabasha St.
                        Saint Paul, Minnesota  55102-1390

                               ECOLAB SAVINGS PLAN
                               -------------------







                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        As of December 31, 1995 and 1994

                                       and

              for the years ended December 31, 1995, 1994 and 1993

                           AND SUPPLEMENTAL SCHEDULES

                             as of December 31, 1995

                                       and

                             for the year then ended

                          INDEX OF FINANCIAL STATEMENTS

                          -----------------------------
                                                                         Page(s)
                                                                         -------

Report of Independent Accountants                                           2


Financial Statements:
  Statement of Net Assets Available for Plan
    Benefits as of December 31, 1995 and 1994                               3


  Statement of Income and Changes in Net
    Assets Available for Plan Benefits With
    Fund Information for the year ended
    December 31, 1995                                                     4 - 5


  Statement of Income and Changes in Net
    Assets Available for Plan Benefits With
    Fund Information for the year ended
    December 31, 1994                                                       6


  Statement of Income and Changes in Net
    Assets Available for Plan Benefits With
    Fund Information for the year ended
    December 31, 1993                                                       7


  Notes to Financial Statements                                           8 - 16


Supplemental Schedules:
  Line 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1995                          17 - 18

  Line 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1995                                 19 - 20

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator
Ecolab Savings Plan

     We have audited the financial statements of the Ecolab Savings Plan as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ecolab Savings Plan as of December 31, 1995 and 1994, and the income and changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     Our December 31, 1995 audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules as listed in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of income and changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the income and changes in net assets available for plan benefits of each fund. The Supplemental Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the December 31, 1995, 1994 and 1993 basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                                   /s/ COOPERS & LYBRAND L.L.P.
                                                   ----------------------------
                                                    COOPERS & LYBRAND L.L.P.

Saint Paul, Minnesota
June 7, 1996

                               ECOLAB SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        as of December 31, 1995 and 1994




(in thousands)                                             1995         1994
                                                         --------     --------

     ASSETS

Investments:
  Income fund                                                         $ 58,152
  Mutual funds:
    Fidelity Retirement Money Market Portfolio           $  6,123
    Fidelity Government Securities Fund                    12,420
    Fidelity Puritan Fund                                  12,129
    Fidelity U.S. Equity Index Portfolio                   16,978
    Fidelity Magellan Fund                                 20,460
    Fidelity Small Cap Stock Fund                           7,424
    Fidelity Overseas Fund                                  7,329
                                                         --------
                                                           82,863
                                                         --------
Managed income funds:
  Investment contracts with insurance companies            27,029
  Commingled trust funds                                   10,024
                                                         --------
                                                           37,053
                                                         --------
  Ecolab stock fund                                       107,009       78,059
  Participant loans                                        12,092        9,367
                                                         --------     --------
                                                          239,017      145,578
                                                         --------     --------

Cash:
  Cash                                                      2,370        6,245
  Cash temporarily held from
     liquidation of common stock fund                                   24,510
                                                         --------     --------
                                                            2,370       30,755
                                                         --------     --------
Receivables:
  Participant contributions                                                 62
  Employer contributions                                                    25
  Interest and dividends                                      499          481
                                                         --------     --------
                                                              499          568
                                                         --------     --------

      Total Assets                                        241,886      176,901
                                                         --------     --------


     LIABILITIES

Accrued plan expenses                                                       98
                                                         --------     --------

     Total Liabilities                                       -              98
                                                         --------     --------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                                     $241,886     $176,803
                                                         --------     --------
                                                         --------     --------


                     The accompanying notes are an integral
                        part of the financial statements.

                               ECOLAB SAVINGS PLAN

                  STATEMENT OF INCOME AND CHANGES IN NET ASSETS
                AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                      for the year ended December 31, 1995


                                 Retirement                                U.S.
                                    Money       Government                 Equity                 Small Cap
                                   Market       Securities   Puritan       Index      Magellan      Stock     Overseas   Fidelity
(in thousands)                    Portfolio        Fund       Fund       Portfolio      Fund        Fund        Fund     Subtotal
                                 ----------     ----------   -------    ----------    --------    ---------   --------   --------

Investment income:
  Interest                                                                $    33                                         $    33
  Dividends                        $   285        $   615    $   600          407      $ 1,159     $  465      $  167       3,698
  Net appreciation in
    the fair value
    of investments                                    899      1,149        4,826        2,951        717         674      11,216
                                   -------        -------    -------      -------      -------     ------      ------     -------
    Total investment
      income                           285          1,514      1,749        5,266        4,110      1,182         841      14,947
Other income
  (expenses), net                       (8)           (10)        (9)           7          (12)        (4)         (5)        (41)
                                   -------        -------    -------      -------      -------     ------      ------     -------
                                       277          1,504      1,740        5,273        4,098      1,178         836      14,906
Contributions:
  Participants                         391          1,334      1,211        1,448        2,229        920       1,184       8,717
  Employer
Loans granted                         (159)          (464)      (276)        (569)        (765)      (241)       (277)     (2,751)
Loan principal and
  interest repayments                  195            376        325          375          564        217         313       2,365
Interfund transfers                  5,889         10,023      9,485       10,831       14,733      5,549       5,546      62,056
Distributions to
  participants                        (470)          (353)      (356)        (380)        (399)      (199)       (273)     (2,430)
                                   -------        -------    -------      -------      -------     ------      ------     -------

Net increase(decrease)
  in net assets
  available for
  plan benefits                      6,123         12,420     12,129       16,978      20,460       7,424       7,329      82,863
Net assets available
  for plan benefits,
  beginning of year                   -              -          -            -            -           -           -             -
                                   -------        -------    -------      -------      -------     ------      ------     -------

Net assets available
  for plan benefits,
  end of year                      $ 6,123        $12,420    $12,129      $16,978      $20,460     $7,424      $7,329     $82,863
                                   -------        -------    -------      -------      -------     ------      ------     -------
                                   -------        -------    -------      -------      -------     ------      ------     -------

                  The accompanying notes are an integral part
                   of the financial statements. (Continued)

                               ECOLAB SAVINGS PLAN

                  STATEMENT OF INCOME AND CHANGES IN NET ASSETS
                AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                for the year ended December 31, 1995 (Continued)


                                                          Common         Managed        Ecolab
                           Fidelity        Income          Stock         Income          Stock     Participant
(in thousands)             Subtotal         Fund           Fund           Fund           Fund          Loans          Total
                           --------       --------       --------        -------       --------    ------------      --------

Investment income:
  Interest                  $    33                                      $ 2,407                       $   703       $  3,143
  Dividends                   3,698                                                    $  1,768                         5,466
  Net appreciation in
    the fair value
    of investments           11,216                                                      32,977                        44,193
                            -------                                      -------       --------        -------       --------
   Total investment
      income                 14,947                                        2,407         34,745            703         52,802
Other income
  (expenses), net               (41)                                           4            (41)                          (78)
                            -------                                      -------       --------        -------       --------
                             14,906                                        2,411         34,704            703         52,724
Contributions:
  Participants                8,717                                        2,325          4,059                        15,101
  Employer                                                                                5,837                         5,837
Loans granted                (2,751)                                      (1,270)        (2,170)         6,191
Loan principal and
  interest repayments         2,365                                          821          1,332         (4,518)
Other                                                                                                      527            527
Interfund transfers          62,056       $(63,258)      $(24,496)        35,868        (10,170)
Distributions to
  participants               (2,430)                                      (2,578)        (3,920)          (178)        (9,106)
                            -------       --------       --------        -------       --------        -------       --------

Net increase(decrease)
  in net assets
  available for
  plan benefits              82,863        (63,258)       (24,496)        37,577         29,672          2,725         65,083
Net assets available
  for plan benefits,
  beginning of year            -            63,258         24,496           -            79,682          9,367        176,803
                            -------       --------       --------        -------       --------        -------       --------
Net assets available
  for plan benefits,
  end of year               $82,863       $   -          $   -           $37,577       $109,354        $12,092       $241,886
                            -------       --------       --------        -------       --------        -------       --------
                            -------       --------       --------        -------       --------        -------       --------

                    The accompanying notes are an integral part
                          of the financial statements.

                               ECOLAB SAVINGS PLAN

                  STATEMENT OF INCOME AND CHANGES IN NET ASSETS
                AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                      for the year ended December 31, 1994


                                       Common    Ecolab
                             Income     Stock     Stock      Loan
(in thousands)                Fund      Fund      Fund     Accounts    Total
                             -------   -------   -------   --------  --------

Investment Income:
  Interest                  $ 4,358   $    12   $    31    $  516    $  4,917
  Dividends                                       1,644                 1,644
  Net appreciation
   (depreciation)in
    the fair value
    of investments                        294    (5,889)               (5,595)
                            -------   -------   -------   -------    --------
    Total investment
      income                  4,358       306    (4,214)      516         966

Plan expenses                  (199)      (72)      (95)                 (366)
                            -------   -------   -------   -------    --------

                              4,159       234    (4,309)      516         600

Contributions:
  Participants                4,579     3,002     5,746                13,327
  Employer                                        5,131                 5,131

Loans granted                (2,259)     (878)   (1,904)    5,041

Loan principal and
  interest repayments         1,588       872     1,551    (4,011)

Interfund transfers          (2,464)   (1,016)    3,480

Distributions to
  participants               (4,760)   (1,343)   (3,858)     (184)    (10,145)
                            -------   -------   -------   -------    --------

Net increase in net
  assets available for
  plan benefits                 843       871     5,837     1,362       8,913

Net assets available
  for plan benefits,
  beginning of year          62,415    23,625    73,845     8,005     167,890
                            -------   -------   -------   -------    --------

Net assets available
  for plan benefits,
  end of year               $63,258   $24,496   $79,682    $9,367    $176,803
                            -------   -------   -------   -------    --------
                            -------   -------   -------   -------    --------


                     The accompanying notes are an integral
                        part of the financial statements.

                               ECOLAB SAVINGS PLAN

                  STATEMENT OF INCOME AND CHANGES IN NET ASSETS
                AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                      for the year ended December 31, 1993


                                       Common    Ecolab
                             Income     Stock     Stock      Loan
(in thousands)                Fund      Fund      Fund     Accounts    Total
                             -------   -------   -------   --------  --------


Investment income:
  Interest                  $ 4,567   $     6   $    20    $  427    $  5,020
  Dividends                                       1,205                 1,205
  Net appreciation in
    the fair value
    of investments                      2,079    12,234                14,313
                            -------   -------   -------   -------    --------
    Total investment
      income                  4,567     2,085    13,459       427      20,538

Plan expenses                  (248)      (89)      (54)                 (391)
                            -------   -------   -------   -------    --------

                              4,319     1,996    13,405       427      20,147

Contributions:
  Participants                4,546     2,734     3,660                10,940
  Employer                                        4,964                 4,964

Loans granted                (2,465)     (855)   (1,584)    4,904

Loan principal and
  interest repayments         1,480       780     1,243    (3,503)

Interfund transfers          (2,476)     (302)    2,778

Distributions to
  participants               (3,375)     (479)   (1,802)     (243)     (5,899)
                            -------   -------   -------   -------    --------

Net increase in net
  assets available for
  plan benefits               2,029     3,874    22,664     1,585      30,152

Net assets available
  for plan benefits,
  beginning of year          60,386    19,751    51,181     6,420     137,738
                            -------   -------   -------   -------    --------

Net assets available
  for plan benefits,
  end of year               $62,415   $23,625   $73,845    $8,005    $167,890
                            -------   -------   -------   -------    --------
                            -------   -------   -------   -------    --------


                     The accompanying notes are an integral
                        part of the financial statements.

                               ECOLAB SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   ----------

1.   DESCRIPTION OF PLAN:

     The following brief description of the Ecolab Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

     The Plan is a qualified defined contribution plan available to employees of Ecolab Inc. (the "Company") and certain of its subsidiaries. Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended(the "Code").

     Contributions are made to the Plan as "before-tax savings contributions," "after-tax savings contributions," "employer matching contributions" or "employer profit sharing contributions."

     Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation up to 10% (subject to a statutory annual maximum of $9,240 in 1995 and 1994 and $8,994 in 1993) for the purpose of making before-tax savings contributions to the Plan.

     After-tax savings contributions are contributions made by participants through after-tax payroll deductions. The total of before-tax savings contributions made on behalf of a participant and a participant's after-tax savings contributions cannot exceed 16% of a participant's compensation.

     Employer matching contributions are made by the Company in an amount equal to 50% of the total before-tax savings contributions and after-tax savings contributions for a payroll period which do not exceed 6% of a participant's eligible compensation for that period. Employer matching contributions are invested entirely in the Ecolab Stock Fund.


                                   (Continued)

                               ECOLAB SAVINGS PLAN

                                   ----------

1.   DESCRIPTION OF PLAN, (Continued):

     Employer profit sharing contributions are discretionary and may be determined each year by the Company's Board of Directors. Profit sharing contributions are divided among employees who are not eligible for a management incentive or equivalent bonus and are invested entirely in the Ecolab Stock Fund.

     The levels of contributions made by or on behalf of participants who are "highly compensated," as defined in the Code, are subject to limitations under the Code based on the level of contributions made by employees who are not considered highly compensated.

     Before-tax savings contributions, after-tax savings contributions, employer profit sharing contributions and income thereon are always 100% vested. Participants become vested in the employer matching contributions and income thereon at a rate of 25% each year, after two years of continuous service, until fully vested after five years of continuous service. Participants also become fully vested in those contributions in the event of death or total disability while employed by the Company or retirement at or after age 65.

     Each participant's contribution account is credited with the participant's contribution, the employer matching contributions, any employer profit sharing contributions and fund earnings.

     Benefits to participants are limited to the amount accumulated in each participant's account. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the vested portion of the participant's account. An employee distribution or withdrawal from the Plan may be subject to federal income tax. Forfeitures of nonvested Company contributions are used to reduce future employer contributions.

     Participants and beneficiaries are permitted to borrow from their accounts. The total amount of a participant's loan may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding loan balance for the previous twelve month period, or (b) 50% of the participant's vested interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created. Loan payments, together with interest, are repaid in the time and at the rate designated by the Plan Administrator.


                                   (Continued)

                               ECOLAB SAVINGS PLAN

                                   ----------

1.   DESCRIPTION OF PLAN, (Continued):

     Fidelity Institutional Retirement Services Company ("Fidelity"), a division of Fidelity Investments Institutional Services Company, Inc., has provided investment management, recordkeeping and trustee services for the Plan since January 1, 1995.

     Effective January 1, 1995 (see Note 6), participants were allowed to allocate their entire account balance and/or future before-tax and after-tax savings contributions in any combination of nine investment options. Participants can transfer their invested funds among the investment options and/or change the investment of their future contributions daily, as desired. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

     All contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants. Seven of the nine investment options are mutual funds of Fidelity, managed by Fidelity Management and Research Company. The remaining investment options include a fund invested primarily in investment contracts and a fund invested primarily in Ecolab Inc. common stock, both managed by Fidelity Management Trust Company. The nine investment funds available to participants in 1995 were:

     Managed Income           This fund is comprised of investment
     Fund -                   contracts which were purchased before 1995 by the
                              former investment manager and units in commingled trust funds in the Managed Income Portfolio II
                              ("MIPII") of the Fidelity Group Trust for Employee
                              Benefit Plans. MIPII invests primarily in contracts issued by major insurance companies and other approved financial institutions. The fund is not a Fidelity mutual fund; however, it is managed by Fidelity Management Trust Company.

     Ecolab Stock Fund -      This fund is comprised primarily of Ecolab Inc.
                              common stock.

     Fidelity Retirement      This portfolio invests in money market
     Money Market             instruments offered by U.S.and foreign
     Portfolio -              corporations.


                                   (Continued)

                               ECOLAB SAVINGS PLAN

                                   ----------

1.   DESCRIPTION OF PLAN, (Continued):

     Fidelity Government      This fund is invested principally in
     Securities Fund -        securities issued or guaranteed by the U.S.
                              government or its agencies.

     Fidelity Puritan Fund -  This fund invests in a broadly diversified portfolio of securities, including common and preferred stocks and bonds of U.S. and foreign issuers.

     Fidelity U.S. Equity     This fund makes investments in equity
     Index Portfolio -        securities and attempts to duplicate the
                              composition and total returns of the Standard &
                              Poor's Daily Stock Price Index of 500 common stocks.

     Fidelity Magellan Fund - This fund is invested primarily in common stocks and securities convertible into common stock.

     Fidelity Small Cap       This fund invests primarily in stocks
     Stock Fund -             issued by smaller companies, which may include
                              start-up companies, companies whose stocks have recently become publicly traded, or companies that operate in small industries or regional markets.

     Fidelity Overseas Fund - This fund invests primarily in common stocks, securities convertible into common stock, securities denominated in foreign currencies and debt instruments in markets outside North America.


                                   (Continued)

                               ECOLAB SAVINGS PLAN

                                   ----------

1.   DESCRIPTION OF PLAN, (Continued):

     During 1994 and 1993, participant contributions were invested in the following investment funds:

          Income Fund - This fund was comprised primarily of group annuity contracts issued by insurance companies. The assets of this fund were managed by T. Rowe Price Stable Asset Management, Inc.

          Common Stock Fund - This fund was comprised primarily of interests in common/collective trusts which invest mainly in common stocks and other equity securities. The assets of this fund were managed by Wells Fargo Nikko Investment Advisors. The Common Stock Fund assets invested in the Wells Fargo Equity Index Fund totaling approximately $24,500,000 were liquidated in December 1994 and invested temporarily in interest-bearing cash pending transfer of the assets to Fidelity Management Trust Company which was completed in early 1995.

          Ecolab Stock Fund - This fund was comprised primarily of Ecolab Inc. common stock.

     During 1994 and 1993, the allocation of the participants' before-tax and after-tax savings contributions to the investment funds was selected by the participants and could be changed monthly.

     Employer matching contributions and employer profit sharing contributions were invested in the Ecolab Stock Fund.

     As of December 31, 1995, approximately 5,800 employees were participating in the Plan. At December 31, 1995, 1994 and 1993, the approximate number of participants in each investment fund was as follows:

                                                     1995      1994      1993
                                                    ------    ------    ------

     Income Fund                                               3,500     3,400
     Common Stock Fund                                         2,600     2,500
     Managed Income Fund                             2,900
     Ecolab Stock Fund                               5,800     5,600     5,700
     Fidelity Retirement Money
       Market Portfolio                                700
     Fidelity Government Securities Fund             1,700
     Fidelity Puritan Fund                           1,700
     Fidelity U.S. Equity Index
       Portfolio                                     2,500
     Fidelity Magellan Fund                          2,800
     Fidelity Small Cap Stock Fund                   1,800
     Fidelity Overseas Fund                          1,900


                                   (Continued)

                               ECOLAB SAVINGS PLAN

                                   ----------

1.   DESCRIPTION OF PLAN, (Continued):

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     VALUATION OF INVESTMENTS:

     Investments in the Managed Income Fund are recorded at the underlying net asset value per unit, which approximates fair value. Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit, which approximates fair value based on the quoted market price of the Company's common stock. Fidelity mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the quoted market price of these funds.

     In 1994 and 1993, investments in the Income Fund were recorded at contract value determined by the insurance companies in accordance with the terms of the contracts. Investments in the Common Stock Fund were recorded at the underlying net asset value per unit, which approximated fair value.

     The Loan Accounts of participants are recorded at the principal value of outstanding loans, plus accrued interest.

     Approximately $3.6 million of assets in the Managed Income Fund are invested with an insurance company which was taken over in 1994 by regulators and is currently undergoing a reorganization procedure referred to as a restoration. As a result, the assets were segregated as of August 12, 1994 and are unavailable for investment transfers, loans, distributions or withdrawals by participants until such time that the restoration process determines the settlement amounts for all of the insurance company's contract holders. Although the final outcome cannot be determined at this time, the Plan Administrator does not believe a significant loss will be incurred on this investment.

     INTEREST AND DIVIDENDS:

     Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.


                                   (Continued)

                               ECOLAB SAVINGS PLAN

                                   ----------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued):

     NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS:

     The Plan presents in the statements of income and changes in net assets available for Plan benefits with fund information the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     CONTRIBUTIONS:

     Participant contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are accrued based on
     participant contributions.   No employer profit sharing contributions were
     made in 1995 or 1994. The 1993 employer profit sharing contribution of $549,000 was divided equally among eligible participants.

     PLAN EXPENSES:

     Most administrative expenses of the Plan were paid by the Company. Certain asset management and administrative fees of the Plan have been charged against Plan income.

                               ECOLAB SAVINGS PLAN

3.   INVESTMENTS

     Investments that represent 5 percent or more of the Plan's net assets at December 31, 1995 and 1994 are summarized as follows:

                                             Fair Value            Cost
                                        ------------------  ------------------
     (in thousands)                       1995      1994      1995      1994
                                        --------  --------  --------  --------

     Income Fund                                  $ 58,152            $ 58,152

     Investment contracts
       with insurance
       companies                        $ 27,029             $27,029

     Ecolab Stock Fund                   107,009    78,059    61,533    57,366

     Fidelity Government
       Securities Fund                    12,420              11,583

     Fidelity Puritan Fund                12,129              11,090

     Fidelity U.S. Equity
       Index Portfolio                    16,978              13,436

     Fidelity Magellan Fund               20,460              17,927

     Participant loans                    12,092     9,367

     At December 31, 1995, the fair value of non-participant-directed investments in the Ecolab Stock Fund approximated $69,567,000.


4.   TAX STATUS:

     The Plan constitutes a qualified trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated October 26, 1994, was received from the Internal Revenue Service. The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter in connection with the change in its trustee and investment managers (see
     Note 6). However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above.


                                   (Continued)

                               ECOLAB SAVINGS PLAN

                                   ----------


5.   RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS:

     The trustee, Fidelity in 1995 and Mellon Bank N.A. in 1994 and 1993, was authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company. As of December 31, 1995, 39% of total Plan assets were invested in funds managed by Fidelity.

     In 1995, participant contributions were invested in the Managed Income Fund and mutual funds under the trustee's control. There were 2,469 purchases and 1,624 sales in these various funds in 1995, totaling $115,034,000 and $68,422,000, respectively. In addition, participant and employer matching contributions were invested in the Ecolab Stock Fund consisting of Ecolab Inc. common stock and short-term investment funds under the trustee's control. There were 318 purchases and 229 sales in this fund in 1995, totaling $22,029,000 and $25,729,000, respectively.

     In 1994 and 1993, temporary cash balances were invested on a daily basis in short-term investment funds under the trustee's control. In 1994, there were 457 purchases and 228 sales in the various short-term investment funds, totaling $68,276,000 and $41,907,000, respectively. In 1993, there were 456 purchases and 230 sales in the various short-term investment funds, totaling $42,349,000 and $45,397,000, respectively.

     In 1994 and 1993 purchases, at cost, of Ecolab Inc. common stock were $13,348,000 and $10,201,000, respectively. In 1994 and 1993, sales, at fair value, of Ecolab Inc. common stock were $1,945,000 and $193,000, respectively.


6.   PLAN AMENDMENTS:

     The Plan was amended, effective in 1995, to provide for the change in its trustee and investment managers to Fidelity. As a result of these changes, the Plan increased its investment options available to Plan participants from three to nine, provided for daily processing and valuation of accounts and the ability to handle the majority of participant transactions by telephone.

     The Plan was also amended, effective in 1994, to provide for the immediate eligibility of employees to participate in the Plan along with other minor modifications necessary to conform with law changes or to allow for efficient and equitable Plan administration.

     In 1993, the Plan was amended to allow the Company to make discretionary profit sharing contributions.

                             SUPPLEMENTAL SCHEDULES

                               ECOLAB SAVINGS PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             as of December 31, 1995
                                 --------------

                                 EIN 41-0231510

                                Plan Number: 003

(Dollars in thousands)


                                                                (c)
                                                    Description of Investment,
                        (b)                          Including Maturity Date,                                (e)
           Identity of Issue, Borrower,            Rate of Interest, Collateral,              (d)          Current
(a)           Lessor or Similar Party                  Par or Maturity Value                 Cost           Value
- ---        ----------------------------            ----------------------------              ----          -------

           Business Men's Assurance Co.            Investment Contract, 7.20%,
                                                   due 3/29/96                             $ 3,163         $ 3,163

           Canada Life Assurance Co.               Investment Contract, 5.88%,
                                                   due 4/1/96                                2,506           2,506

           Hartford Life Insurance Co.             Investment Contract, 7.18%,
                                                   due 12/31/97                              1,252           1,252

           Hartford Life Insurance Co.             Investment Contract, 7.93%,
                                                   due 3/28/96                               2,842           2,842

           Life Insurance Co. of                   Investment Contract, 5.85%,
             Virginia                              due 3/31/99                               2,755           2,755

           Lincoln National Life                   Investment Contract, 7.50%,
             Insurance Co.                         due 4/13/96                               2,386           2,386

           People's Security Life                  Investment Contract, 5.86%,
             Insurance Co.                         due 9/30/96                               5,234           5,234

           Protective Life Insurance Co.           Investment Contract, 9.35%,
                                                   due 2/21/96                                 799             799

           Protective Life Insurance Co.           Investment Contract, 8.90%,
                                                   due 3/31/97                                 766             766

           Protective Life Insurance Co.           Investment Contract, 6.09%,
                                                   due 4/1/99                                1,685           1,685

           Confederation Life                      Investment Contract, 8.60%,
             Insurance Co.                         due 12/22/94                              1,577           1,577

           Confederation Life                      Investment Contract, 9.30%,
             Insurance Co.                         due 4/2/95                                2,064           2,064

*          Fidelity Management                     Managed Income Portfolio II
             Trust Co.                             Commingled Trust Fund,
                                                   10,024,155 units                         10,024          10,024


                                  (Continued)
                                       17

                               ECOLAB SAVINGS PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                      as of December 31, 1995, (Continued)
                                 --------------

                                 EIN 41-0231510

                                Plan Number: 003


(Dollars in thousands)



                                                                (c)
                                                    Description of Investment,
                        (b)                          Including Maturity Date,                                (e)
           Identity of Issue, Borrower,            Rate of Interest, Collateral,              (d)          Current
(a)           Lessor or Similar Party                  Par or Maturity Value                 Cost           Value
- ---        ----------------------------            ----------------------------              ----          -------

*          Fidelity Management                     Fidelity Institutional Cash
             Trust Co.                             Portfolio, 2,369,859 units             $  2,370        $  2,370

*          Ecolab Inc.                             Common Stock,
                                                   3,566,958 shares                         61,533         107,009

*          Fidelity Management and                 Fidelity Retirement Money
             Research Co.                          Market Portfolio,
                                                   6,123,397 units                           6,123           6,123

*          Fidelity Management and                 Fidelity Government
             Research Co.                          Securities Fund,
                                                   1,221,294 units                          11,583          12,420

*          Fidelity Management and                 Fidelity Puritan Fund,
             Research Co.                          713,028 units                            11,090          12,129

*          Fidelity Management and                 Fidelity U.S. Equity
             Research Co.                          Index Portfolio,
                                                   752,230 units                            13,436          16,978

*          Fidelity Management and                 Fidelity Magellan Fund,
             Research Co.                          237,965 units                            17,927          20,460

*          Fidelity Management and                 Fidelity Small Cap Stock
             Research Co.                          Fund, 599,198 units                       6,829           7,424

*          Fidelity Management and                 Fidelity Overseas Fund,
             Research Co.                          252,123 units                             6,772           7,329

           Participant loans                       Participant loans due
                                                   1/96-12/2005 (stated
                                                   interest rates ranging
                                                   from 6.0% to 11.5%)                                      12,092
                                                                                          --------        --------

                                                                                          $174,716        $241,387
                                                                                          --------        --------
                                                                                          --------        --------


* Party-in-interest

                               ECOLAB SAVINGS PLAN

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1995
                                 --------------

                                 EIN 41-0231510

                                Plan Number: 003



(Dollars in thousands)                                                                                   (h)
                                                                                                       Current
                                                                                                      Value of
                                         (b)                    (c)         (d)           (g)         Asset on          (i)
              (a)                    Description             Purchase     Selling       Cost of      Transaction     Net Gain
Identity of Party Involved            of Asset                 Price       Price         Asset          Date         or (Loss)
- --------------------------   ---------------------------     --------     -------       -------      -----------     ---------

SERIES OF TRANSACTIONS:

Fidelity Management
  Trust Company              Fidelity Retirement Money
                               Market Portfolio               $ 8,612                   $ 8,612       $  8,612
                             Managed Income Fund                9,113                     9,113          9,113
                             Fidelity Government
                               Securities Fund                 13,276                    13,276         13,276
                             Fidelity Puritan Fund             14,661                    14,661         14,661
                             Fidelity U.S. Equity
                               Index Portfolio                 30,723                    30,723         30,723
                             Fidelity Magellan Fund            21,471                    21,471         21,471
                             Fidelity Small Cap Stock
                               Fund                             7,830                     7,830          7,830
                             Fidelity Overseas Fund             8,654                     8,654          8,654
                             Fidelity Retirement Money
                               Market Portfolio                           $ 2,489         2,489          2,489
                             Managed Income Fund                           34,812        34,812         34,812
                             Fidelity Government
                               Securities Fund                              1,755         1,693          1,755          $   62
                             Fidelity Puritan Fund                          3,681         3,571          3,681             110
                             Fidelity U.S. Equity
                               Index Portfolio                             18,601        17,287         18,601           1,314
                             Fidelity Magellan Fund                         3,962         3,544          3,962             418
                             Fidelity Small Cap
                               Stock Fund                                   1,123         1,001          1,123             122
                             Fidelity Overseas Fund                         1,999         1,882          1,999             117


                                   (Continued)
                                       19

                               ECOLAB SAVINGS PLAN

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                for the year ended December 31, 1995, (Continued)


                                  EIN 41-0231510

                                Plan Number: 003


(Dollars in thousands)                                                                                   (h)
                                                                                                       Current
                                                                                                      Value of
                                         (b)                    (c)         (d)           (g)         Asset on          (i)
              (a)                    Description             Purchase     Selling       Cost of      Transaction     Net Gain
Identity of Party Involved            of Asset                 Price       Price         Asset          Date         or (Loss)
- --------------------------   ---------------------------     --------     -------       -------      -----------     ---------

Ecolab Inc./Fidelity
  Management Trust Co.       Ecolab Stock Fund                $22,029                   $22,029        $22,029
                             Ecolab Stock Fund                            $25,729        19,808         25,729         $ 5,921

SINGLE TRANSACTIONS:

Fidelity Management
  Trust Company              Managed Income Fund                           26,370        26,370         26,370
                             Fidelity Government
                               Securities Fund                 10,513                    10,513         10,513
                             Fidelity Magellan Fund            11,286                    11,286         11,286
                             Fidelity U.S. Equity
                               Index Portfolio                 24,488                    24,488         24,488
                             Fidelity U.S. Equity
                               Index Portfolio                             16,552        15,510         16,552           1,042

Ecolab Inc./Fidelity
  Management Trust Co.       Ecolab Stock Fund                             11,202         8,665         11,202           2,537


NOTE (1): The following columns of Schedule 27d were excluded as they are not applicable: (e) - Lease Rental and (f) - Expenses Incurred with Transaction.

NOTE (2): Series of transactions are inclusive of single transactions for each respective fund.

                               ECOLAB SAVINGS PLAN
                                    EXHIBITS





The following documents are filed as exhibits to this Report:


Exhibit No.    Document
- -----------    --------
    (23)       Consent of Independent Accountants.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   ECOLAB SAVINGS PLAN




DATE June 26, 1996                 By: /s/ DIANA D. LEWIS
     ------------------            ------------------------------
                                   Diana D. Lewis
                                   Vice President -
                                   Human Resources of Ecolab Inc.
                                   (Plan Administrator)

                                  EXHIBIT INDEX



                                                                 Paper(P) or
Exhibit No.    Document                                          Electronic (E)
- -----------    --------                                          --------------

    (23)       Consent of Independent Accountants.                 E